CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

April 27, 2015
VIA EDGAR
Mr. Jeffrey P. Riedler
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	CVS Health Corporation Post-Effective Amendment No. 2 to Form S-3 Filed February 10, 2015 File No. 333-187440
Dear Mr. Riedler:
CVS Health Corporation (the “Company”) is responding to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 23, 2015 on the above referenced filing. For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.
General
1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2014, which incorporates by reference part III information from your proxy statement that has not yet been filed. Please amend your registration statement to include executive compensation information for the fiscal year ended December 31, 2014. Alternatively, please amend your Form 10-K to include such information or file your proxy statement including such information. We refer you to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations for more information.
We note that the Company has filed its definitive Proxy Statement on Schedule 14A related to its 2015 annual meeting of shareholders (the “Proxy Statement”) with the Commission on March 27, 2015. We also note that today the Company filed Post-Effective Amendment No. 3 to the Registration Statement for the purpose of updating the “WHERE YOU CAN FIND MORE INFORMATION” section to incorporate by reference the Company’s Proxy Statement, and the Company’s current reports on Form 8-K filed on January 23, 2015 and March 6, 2015, and to add some additional language to that section. Accordingly, the Registration Statement now contains a complete Section 10(a) prospectus in accordance with Securities Act and the Staff’s Compliance and Disclosure Interpretation Question 123.01.
In addition, the Company acknowledges that:

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•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at 401-770-5177 or Stephen T. Giove, Esq. of Shearman & Sterling at 212-848-7325.
Sincerely,

CVS Health Corporation

/s/ Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President, Secretary &
Asst. General Counsel
Enclosure

cc:	David M. Denton, CVS Health Corporation Thomas M. Moriarty, CVS Health Corporation Stephen T. Giove, Shearman & Sterling LLP

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